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                                                                     EXHIBIT 4.1

                                                                       Exhibit A

                   7% SENIOR REDEEMABLE CONVERTIBLE DEBENTURE
                                       OF
                              IMMERSION CORPORATION

$____________                                                Seattle, Washington
                                                                _________, 200_

         IMMERSION CORPORATION (the "COMPANY"), a Delaware corporation, for value received, hereby promises to pay to MICROSOFT CORPORATION, (the "PURCHASER"), the principal sum of _____________ Dollars ($_________), plus accrued and unpaid interest, in accordance with Section 3 hereof, but subject to the prior prepayment, conversion or redemption of this 7% senior redeemable convertible debenture as provided herein, in one lump sum on the Maturity Date. This senior redeemable convertible debenture is issued in connection with that certain 7% Senior Redeemable Convertible Debenture Purchase Agreement dated ____________, 2003 by and between the Company and the Purchaser (the "DEBENTURE PURCHASE AGREEMENT").

         The following is a statement of the rights of the Purchaser and the conditions to which this 7% senior redeemable convertible debenture is subject, and to which the Purchaser, by the acceptance of this 7% senior redeemable convertible debenture, agrees:

         (1) Principal Amount and Designation. The Company shall be authorized to issue this 7% senior redeemable convertible debenture having a principal amount of ___________________ Dollars ($________). The Company is authorized to issue additional 7% senior redeemable convertible debentures having terms identical terms hereto, in no less than $500,000 principal amount increments (other than Interest Debentures which may be issued in lesser increments), in an aggregate principal amount not to exceed Nine Million Dollars ($9,000,000) (such additional debentures, together with this debenture, being referred to hereinafter collectively as "DEBENTURES" and each singularly as a "DEBENTURE").

         (2) Definitions. Unless hereinafter defined or otherwise defined herein, all capitalized terms used in this Debenture shall have the meanings ascribed to such terms in the Debenture Purchase Agreement.

                  "Alternate Settlement Redemption Amount" shall have the meaning set forth in Section 7 hereof.

                  "Base Rate" means seven percent (7.0%).

                  "Business Day" means any day other than a Saturday or a Sunday or other day on which commercial banks are authorized or required to close in Seattle, Washington.

                  "Change in Control" means (i) any sale of all or substantially all of its assets by the Company, (ii) a merger, consolidation, liquidation or other transaction in which holders of the Company's voting power prior to such transaction will hold, after such transaction, less than

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50% of the Company's voting power, (iii) a sale of all or substantially all of the intellectual property of the Company in one or a series of transactions,
(iv) the withdrawal from or dismissal of the Lawsuit with or without prejudice before a settlement or judicial resolution of the Lawsuit by the plaintiff in the Lawsuit, other than as a result of a settlement agreement with the remaining defendant in the Lawsuit, except that in the event that after a court of competent jurisdiction in the Lawsuit issues a ruling or order the effect of which is to eliminate claims or narrow the scope of the Lawsuit and the Company, within ten (10) days, reasonably desires to withdraw or dismiss the Lawsuit, and the Company either (I) upon exercise of the holder's rights under the Purchase Agreement, direct the assignments of the Lawsuit to a third party and any such third party purchases the Lawsuit from the Company , or (II) assigns all of its right, title and interest to the Lawsuit to either the holder or its designee, then no Change in Control event shall be deemed to have occurred, and (v) at the sole discretion of Purchaser, a change in any twelve (12) month period of two
(2) or more incumbent directors of the Company not eligible for reelection in that year or any expansion of the number of seats on the Board of Directors above nine (9), with no more than one (1) additional director per year from the date of the first issuance of a Debenture pursuant to the Debenture Purchase Agreement.

                  "Code" means the Internal Revenue Code of 1986, and all rules and regulations promulgated thereunder, as such may be amended from time to time.

                  "Common Stock" means shares of the Company's common stock.

                  "Conversion" means the right of the Purchaser to convert any or all of the Conversion Amount into shares of Common Stock in accordance with
Section 8 hereof.

                  "Conversion Amount" shall have the meaning set forth in
Section 8(a) hereof.

                  "Conversion Notice" shall have the meaning set forth in
Section 8(b) hereof.

                  "Conversion Price" shall have the meaning set forth in Section 9(a) hereof.

                  "Debenture" has the meaning given in Section 1 hereof.

                  "Debenture Purchase Agreement" has the meaning given in the Preamble hereof.

                  "Default" means an act, event or condition, which, with the giving of notice and/or the lapse of time or both would constitute an Event of Default.

                  "Dollar" and "$" means lawful money of the United States of America.

                  "Event of Default" means any of the events, acts or conditions specified in Section 5; provided; however, that any requirement for the giving of notice and/or lapse of time has been satisfied.

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                  "GAAP" means generally accepted accounting principles in the
United States of America, consistently applied in effect from time to time.

                  "Game Console Sublicense Agreement" means that certain Game Console Sublicense Agreement between the Company and the Purchaser dated July 25, 2003.

                  "Interest Debentures" shall have the meaning set forth in
Section 3 hereof.

                  "Lawsuit" means the Immersion Corporation v. Sony Computer Entertainment of America, Inc., Sony Computer Entertainment Inc., and Microsoft Corporation, Northern District of California Case No. C02-00710 CW (WDB).

                  "License Agreement" means that certain License Agreement between the Company and the Purchaser dated July 25, 2003.

                  "Market Price" shall mean the closing price per share of Common Stock on the preceding trading day as reported on the Nasdaq National Market System.

                  "Material Adverse Effect" means any change, effect, event, occurrence, development or developments which, individually or in the aggregate,
(i) has had or would reasonably be expected to have a material adverse effect on the business, assets, liabilities (contingent or other), affairs, operations or financial condition of the Company or any of its Subsidiaries, or (ii) would reasonably be expected to prevent or materially impede, interfere, hinder or delay the performance by the Company of its obligations hereunder. However, none of the following shall be deemed in and of themselves, either alone or in combination, to constitute, a "material adverse effect":

                  (1) any change in the market price or trading volume of the Common Stock after the date hereof;

                  (2) any adverse change, event, circumstance or effect that results from changes attributable to conditions affecting the industries in which the Company participates, the United States economy as a whole, or foreign economies in any locations where the Company or any of its Subsidiaries have material operations or sales (which changes in each case do not disproportionately adversely affect the Company or its subsidiaries, as the case may be); or

                  (3) any adverse change, effect, event, occurrence, state of facts or development to the extent attributable to the announcement of the execution of the Transaction Documents or resulting from or relating to compliance with the terms of, or the taking of any action required by the Transaction Documents.

                  "Maturity Date" means ___________, 20__; provided; however, if such date is not a Business Day, such date shall be the immediately succeeding Business Day.

                                      -3-

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                  "Payment Date" shall have the meaning set forth in Section 3 hereof.

                  "Person" means an individual, partnership, corporation, business trust, limited liability company, limited liability partnership, trust, unincorporated association, joint venture, governmental authority, or other entity of whatever nature.

                  "Purchaser" shall have the meaning given in the Preamble hereof.

                  "Purchase Agreement" means that certain Series A Redeemable Convertible Preferred Stock Purchase Agreement between the Company and the holder of the Series A Preferred Stock dated July 25, 2003.

                  "Redemption Amount" shall have the meaning set forth in
Section 6(a) hereof.

                  "Redemption Date" shall have the meaning set forth in Section 6(a) hereof.

                  "Refusal Date" shall have the meaning set forth in Section 7 hereof.

                  "Series A Preferred Stock" means the Company's Series A Redeemable Convertible Preferred Stock.

                  "Settlement Date" shall have the meaning set forth in Section 7 hereof.

                  "Settlement Redemption Amount" shall have the meaning set forth in Section 7 hereof.

                  "Transaction Documents" means the Debenture Purchase Agreement, the Purchase Agreement, the License and the Game Console Sublicense Agreement.

         (3)      Principal; Interest.

                  (a)      The principal sum of __________________________
Dollars ($____________) of this Debenture plus accrued and unpaid interest in accordance with this Section 3 but subject to the early repayment of this Debenture pursuant to Section 4 hereof, the redemption of this Debenture pursuant to Section 7, or prior conversion of this Debenture pursuant to Section 8 hereof, shall be paid in one lump sum on the Maturity Date in cash in immediately available funds to an account designated by Purchaser.

                  (b) Interest shall accrue on the outstanding and unpaid principal amount of this Debenture for the period commencing from and including the initial issuance date of this Debenture to the date prior to date this Debenture is repaid in full, at a fixed rate equal to the Base Rate. Interest on this Debenture shall be calculated on the basis of a year of 365 days for the actual number of days elapsed. All accrued and unpaid interest on the outstanding and unpaid principal amount of this Debenture will be paid semi annually on the last Business Day of ____________ and ____________ of each year (each a "PAYMENT DATE") in arrears and at the Company's option (a) by issuing to Purchaser that number of Debentures computed by dividing:

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(i) the amount of all accrued but unpaid interest on this Debenture; by (ii) the amount of this Debenture (the "INTEREST DEBENTURES"); or (b) in cash in immediately available funds to an account designated by Purchaser.

         (4) Events of Default. The occurrence of any of the following events, for any reason, shall constitute an Event of Default.

                  (a) The Company shall fail to pay when due (whether at scheduled maturity, or by required prepayment) the principal amount of this Debenture and such failure shall continue for a period of two (2) Business Days after notice thereof to the Company from the Purchaser;

                  (b) The Company shall fail to pay when due any Obligation, and such failure shall not be remedied within five (5) Business Days after notice thereof to the Company from the Purchaser;

                  (c) Any representation or warranty of the Company contained herein or in the Debenture Purchase Agreement or in any certificate, notice, document, legal opinion or statement, financial or otherwise, furnished to the Purchaser hereunder shall prove to have been incorrect or misleading, in any material respect, on or as of the date made or deemed made, and the occurrence, act, event or condition giving rise to such incorrect or misleading misrepresentation or warranty shall not have been corrected within thirty (30) days after notice thereof to the Company from the Purchaser so that the same shall no longer be materially incorrect or misleading;

                  (d) The Company shall fail to perform or observe any other term, covenant or agreement contained in the Debenture Purchase Agreement which is to be performed or observed by the Company and such failure shall remain unremedied for a period of fifteen (15) days after notice thereof to the Company from the Purchaser;

                  (e) The Company shall: (i) fail to pay any Indebtedness greater than $250,000 or any interest or premium thereon, when due (whether by scheduled maturity, required prepayment, acceleration, demand, or otherwise), or within any applicable grace period; or (ii) fail to perform or observe any term, covenant, or within any applicable grace period, or condition on its part to be performed or observed under any agreement or instrument relating to any such Indebtedness, when required to be performed or observed or within any applicable grace period, if the effect of such failure is to accelerate the maturity of such Indebtedness; or any such Indebtedness shall be declared to be due and payable or required to be prepaid (other than by a regularly scheduled required prepayment), prior to the stated maturity thereof;

                  (f) The Company, or any Subsidiary: (i) shall generally not, or shall be unable to, or shall admit in writing its inability to pay its debts as such debts become due; or (ii) shall make a general assignment for the benefit of creditors, petition or apply to any tribunal for the appointment of a custodian, receiver, or trustee, or similar officer for it or for all or a substantial part of its assets; or (iii) shall commence or have its Board of Directors vote in favor of commencing any case under any bankruptcy, reorganization, arrangement, readjustment of debt,

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dissolution, or liquidation law or statute of any jurisdiction, whether now or hereafter in effect; or (iv) shall have, whether voluntarily or involuntarily, any such petition or application filed or any such case commenced against it in which an order for relief is entered or adjudication or appointment is made and such petition, application or case shall remain undismissed for a period of sixty (60) days; or (v) by any act or omission shall indicate its consent to, approval of, or acquiescence in any such petition, application, or case, or order for relief, or the appointment of a custodian, receiver, or trustee or similar officer for all or any substantial part of its properties;

                  (g) One or more judgments, decrees or orders for the payment of money in excess of $250,000 in the aggregate shall be rendered against the Company or any of its Subsidiaries, and such judgments, decrees or orders shall continue unsatisfied and in effect for a period of thirty (30) consecutive days without being vacated, discharged, satisfied, or stayed or bonded pending appeal or otherwise complied with in accordance with its terms;

                  (h) This Debenture or the Debenture Purchase Agreement shall at any time after its execution and delivery and for any reason cease to be in full force and effect or shall be declared null and void, or the validity or enforceability thereof shall be contested by the Company, or the Company shall deny it has any further liability or obligation under the Debenture Purchase Agreement;

                  (i) Any act, event, circumstance or condition shall occur after the date hereof which the Purchaser has claimed in good faith has had a Material Adverse Effect, and such act, event, circumstance or condition shall continue, and such claim has not been disproved by the Company to the Purchaser's reasonable satisfaction, after thirty (30) days from the date on which the Company receives notice thereof from the Purchaser.

         (5) Rights and Remedies. (a) Notwithstanding any other term or condition of this Debenture, upon the occurrence of any Event of Default described in Section 4(f) with respect to the Company, the unpaid principal amount of this Debenture and all accrued interest outstanding on this Debenture and all other Obligations shall automatically become immediately due and payable by the Company, in immediately available funds with all additional interest from time to time accrued thereon and without presentation, demand, or protest or other requirements of any kind (including, without limitation, valuation and appraisement, diligence, presentment, notice of intent to demand or accelerate and notice of acceleration), all of which are hereby expressly waived by the Company, and upon the occurrence and during the continuance of any other Event of Default hereof, the Purchaser, by written notice to the Company, may take either or both of the following actions: (i) terminate the obligation of Purchaser to extend any further credit under the Debenture Purchase Agreement or hereunder (including but not limited to accepting Interest Debentures in lieu of cash interest) on the date (which may be the date thereof) stated in such notice and (ii) declare the unpaid principal amount of and all accrued and unpaid interest under this Debenture and all other Obligations to be, and the same shall thereupon be, immediately due and payable by the Company, in immediately available funds, with all additional interest from time to time accrued thereon and without presentation, demand, or protest or other requirements of any kind (including, without limitation, valuation and appraisement, diligence, presentment, notice of intent to demand or accelerate and notice of acceleration), all of which are hereby expressly waived by the Company.

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                  (b)      If an Event of Default occurs and is continuing, the
Purchaser hereof may proceed to protect and enforce its rights by such appropriate judicial proceedings against the Company as the Purchaser shall deem most effectual to protect and enforce any such rights, whether for the specific enforcement of any covenant or agreement in this Debenture or in aid of the exercise of any power granted herein, or to enforce any other proper remedy.

                  (c) The Company covenants (to the extent that it may lawfully do so) that it will not at any time insist upon, or plead, or in any manner whatsoever claim or take the benefit or advantage of, any usury, stay or extension law wherever enacted, now or at any time hereafter in force, which may affect the covenants or the performance of this Debenture and the Company (to the extent that it may lawfully do so) hereby expressly waives all benefit or advantage of any such law and covenants that it will not hinder, delay or impede the execution of any power herein granted to the Purchaser, but will suffer and permit the execution of every such power as though no such law has been enacted.

         (6)      Optional Redemption.

                  (a) On and after the third anniversary of the Closing Date, the Purchaser shall have the right to require the Company to repay all, but not less than all, of the outstanding principal amount of this Debenture and all accrued interest thereon prior to the Maturity Date. In the event of such redemption, and in order to compensate the Purchaser for interest foregone as a consequence of such redemption, this Debenture shall be redeemed by the Company in an amount in cash equal to One Hundred Ten Percent (110%) of the outstanding principal amount of this Debenture plus all accrued interest thereon (the "REDEMPTION AMOUNT").

                  (b) If and/or when the Purchaser elects to have the Company redeem all of the principal amount of this Debenture pursuant to Sections (6)(a), the Purchaser shall provide notice to the Company of such redemption by certified mail, return receipt requested, postage prepaid, mailed not less than thirty (30) Business Days prior to the requested redemption date ("REDEMPTION DATE"). Such notice shall state: (i) the redemption date; (ii) the Redemption Amount; and (iii) any additional instructions required for payment of such amount.

                  (c) If notice has been mailed as aforesaid, from and after the applicable date (unless default shall be made by the Company in providing for the payment of the applicable redemption price and interest accrued and unpaid thereon, if any): (i) except as otherwise provided herein, interest on the principal amount of this Debenture so called for redemption shall cease to accrue; (ii) the principal amount of this Debenture so called for redemption shall no longer be deemed to be outstanding; (iii) all rights of the Purchaser thereof as Purchaser of the principal amount of this Debenture so called for redemption shall cease (except the right to receive from the Company the applicable Redemption Amount); and (iv) upon receipt from the Company of the applicable Redemption Amount, the Debenture shall be cancelled and cease to be deemed outstanding.

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                  (d)      Upon compliance with the redemption procedures set
forth in this Section 6, the principal amount of this Debenture subject to such redemption shall be redeemed by the Company at the applicable Redemption Amount.

         (7)      Mandatory Redemption.

                  (a) Upon reaching a settlement of the Lawsuit prior to the Maturity Date (the "SETTLEMENT DATE"), the Company shall repay all, but not less than all, of the outstanding principal amount of this Debenture and all accrued interest thereon. In the event of such redemption, and in order to compensate the Purchaser for interest foregone as a consequence of such redemption, this Debenture shall be redeemed by the Company in an amount in cash equal to One Hundred Twenty-Five Percent (125%) of the outstanding principal amount of this Debenture plus all accrued interest thereon (the "SETTLEMENT REDEMPTION AMOUNT.").

                  (b) Upon the Settlement Date the Company shall provide notice to the Purchaser. Such notice shall state the Settlement Date. The Settlement Redemption Amount shall be paid to the Purchaser within ten (10) days of the Settlement Date.

                  (c) Upon payment to the Purchaser of the Settlement Redemption Amount, interest on the principal amount of this Debenture so called for redemption shall cease to accrue; (ii) the principal amount of this Debenture so called for redemption shall no longer be deemed to be outstanding;
(iii) all rights of the Purchaser thereof as Purchaser of the principal amount of this Debenture so called for redemption shall cease; and (iv) this Debenture shall be cancelled and cease to be deemed outstanding.

                  (d) In the event that the Purchaser negotiates the terms of a settlement with the defendant in the Lawsuit, and requests that the Company settle the Lawsuit based upon those terms (provided that those terms are within the scope agreed upon in the Game Console Sublicense Agreement), but the Company declines to do so (the "REFUSAL DATE"), the Company shall immediately repay all, but not less than all, of the outstanding principal amount of this Debenture and all accrued interest thereon prior to the Maturity Date in cash in immediately available funds at an account designated by Purchaser. In the event of such redemption and in order to compensate the Purchaser for negotiating such settlement and for interest foregone as a consequence of such redemption, this Debenture shall be redeemed by the Company in an amount in cash equal to One Hundred Twenty Five Percent (125%) of the outstanding principal amount of this Debenture plus all accrued interest thereon (the "ALTERNATE SETTLEMENT REDEMPTION AMOUNT").

                  (e) Within ten (10) days of the Refusal Date, the Company shall pay to the Purchaser the Alternate Settlement Redemption Amount of this Debenture pursuant to Section (7)(d).

                  (f) Upon payment to the Purchaser of the Alternate Settlement Redemption Amount, interest on the principal amount of this Debenture so called for redemption shall cease to accrue; (ii) the principal amount of this Debenture so called for redemption shall no longer be deemed to be outstanding; (iii) all rights of the Purchaser thereof as Purchaser of the principal

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amount of this Debenture so called for redemption shall cease; and
(iv) this Debenture shall be cancelled and cease to be deemed outstanding.

                  (g) Upon compliance with the redemption procedures set forth in this Section 7, the principal amount of this Debenture subject to such redemption shall be redeemed by the Company at the Settlement Redemption Amount or the Alternate Settlement Redemption Amount, as applicable.

         (8)      Conversion.

                  (a) In addition to the Interest Debentures to be issued pursuant to Section 3 hereof, at any time after the issuance of this Debenture up until the Business Day occurring immediately preceding the earliest of the Redemption Date, the Settlement Date, the Alternate Settlement Date, the Refusal Date, the Maturity Date, or the date upon which this Debenture is converted in full pursuant to Section 8 hereof, the Purchaser may at any time convert all or a portion of the outstanding principal amount of this Debenture plus any and all accrued interest to date (the "CONVERSION AMOUNT") into Common Stock of the Company calculated as follows: that number of shares of Common Stock equal to:
(i) the Conversion Amount; divided by (ii) the Conversion Price then in effect. Except as otherwise provided herein, the Conversion shall be deemed to have been effected as of the close of business on the date on which the Conversion Notice has been delivered to the Company pursuant to Section 8(b) hereof. Upon any conversion the Common Stock shall be held by the Purchaser for a period of thirty-two (32) days prior to any sale.

                  (b) The Purchaser shall exercise its right of conversion by delivering to the Company upon five (5) Business Days prior written notice provided in accordance with Sections 9(f) and 10 hereof, a notice setting forth the following: (i) the Conversion Amount; and (ii) the name or names (and addresses) in which the Purchaser wishes the certificate or certificates of shares of Common Stock to be issued (the "CONVERSION NOTICE").

                  As soon as possible after receipt by the Company of the Conversion Notice (but in any event within five (5) Business Days), the Company shall deliver to the Purchaser or its designee(s):

                           (i)      a certificate or certificates representing
the number of shares of Common Stock, issuable by reason of such Conversion in such name or names as the Purchaser has specified; and

                           (ii)     in the event that the Conversion Amount is
less than the entire outstanding principal amount of this Debenture, a new Debenture with identical terms shall be issued by the Company to the Purchaser to reflect a deduction for the Conversion Amount.

                  (c) The issuance of certificates for shares of Common Stock shall be made without charge to the Purchaser for any issuance tax in respect thereof or other cost incurred by the Company in connection with the Conversion and the related issuance of shares thereof. Upon the Conversion, the Company shall take all such actions as are necessary in order to insure

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that such stock issuable with respect to the Conversion Notice shall be validly issued, fully paid and nonassessable, free and clear of taxes, liens, charges and encumbrances with respect to the issuance thereof.

                  (d) The Company shall not close its books against the transfer of any Common Stock issued or issuable upon delivery of the Conversion Notice in any manner which interferes with the timely Conversion. The Company shall assist and cooperate with the Purchaser to make any governmental filings or obtain any governmental approval prior to or in connection with the Conversion hereunder (including, without limitation, making any filings required to be made by the Company).

                  (e) If any fractional interest in a share of Common Stock would, except for the provisions of this Section 8(e), be delivered upon the Conversion, the Company, in lieu of delivering the fractional share therefor, shall pay an amount to the Purchaser or its assignee(s) thereof equal to the Market Price of such fractional interest as of the date of Conversion.

                  (f) Nothing set forth in this Debenture or the Debenture Purchase Agreement shall be construed to limit the number of conversions that the Purchaser may elect to exercise prior to the earliest of the Redemption Date, Settlement Repayment Date, or the Maturity Date.

         (9) Conversion Price. (a) Subject to adjustment as set forth in this Section 9, the initial price per share for the Conversion shall be $2.745 (the "CONVERSION PRICE").

                  (b) Upon issuance, sale or grant by the Company of any equity securities, equity linked securities or securities convertible into equity securities at a purchase price less than the Conversion Price then owed on the Debentures plus any accrued and unpaid interest thereon (the "OUTSTANDING AMOUNT"), the Purchaser shall be entitled to a payment equal to 50% of the Outstanding Amount. Notwithstanding the provisions set forth above, no protection against dilutive issuances shall exist for (i) Common Stock issuable upon conversion of any Series A Preferred Stock or warrants outstanding as of the Closing Date; (ii) issuances of securities to employees, directors and consultants as approved by the Company's Board of Directors, Compensation Committee or similar committee of the Board of Directors performing such functions pursuant to the Company's stock option and incentive plans as in effect on the Closing Date, including the exercise of options granted under such stock option and incentive plans; (iii) Common Stock or other securities issued to equipment lessors, landlords, banks financial institutions or similar entities in a transaction approved by the Company's Board of Directors, in an amount not to exceed 5% of the shares of the Company calculated on a fully diluted basis, in any twelve (12) month period; or (iv) Common Stock or other securities issued pursuant to any transactions approved by the Company's Board of Directors primarily for the purpose of research and development, distribution or manufacture of the Company's products or services, in an amount not to exceed 5% of the shares of the Company calculated on a fully diluted basis, in any twelve (12) month period.

                  (c) Subdivision or Combination of Common Stock. If the Company at any time subdivides (by any stock split, stock dividend, recapitalization or otherwise) one or more classes of its outstanding shares of Common Stock into a greater number of shares, the

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applicable Conversion Price in effect immediately prior to such subdivision shall be proportionately reduced, so that the number of shares of Common Stock issuable on conversion of this Debenture shall be increased in proportion to such increase of the aggregate number of shares of Common Stock outstanding and if the Company at any time combines (by reverse stock split or otherwise) one or more classes of its outstanding shares of Common Stock into a smaller number of shares, the Conversion Price in effect immediately prior to such combination shall be MULTIPLIED BY a fraction, the numerator of which shall be the number of shares of Common Stock outstanding immediately prior thereto and the denominator of which shall be the number of shares of Common Stock outstanding immediately thereafter.

                  (d) Change of Control Transaction. Prior to the consummation of a Change in Control or other liquidation of the Company, the Purchaser, in its sole discretion, shall have the right to either (i) convert this Debenture into the Company's Common Stock based upon the then applicable Conversion Price pursuant to the provisions of Section 8; or (ii) receive, in immediately available funds, prior to and in preference of the holders of any other debt obligation, preferred security (other than the Series A Preferred Stock), Common Stock or any other stock ranking junior to the Series A Preferred Stock, an amount in cash equal to One Hundred Ten Percent (110%) of the outstanding principal amount of this Debenture plus all accrued interest thereon. Upon any such conversion the Common Stock shall be held by the Purchaser for a period of thirty-two (32) days prior to any sale.

                  (e) Certain Events. If any event occurs of the type contemplated by the provisions of this Section 9 but not expressly provided for by such provisions (including, without limitation, the granting of stock appreciation rights, phantom stock rights or other rights with equity features), then the Company's Board of Directors shall make an appropriate adjustment in the then applicable Conversion Price so as to protect the rights of the Purchaser; provided; however, that no such adjustment shall increase the Conversion Price as otherwise determined pursuant to this Section 9 or decrease the number of shares of issuable upon the Conversion.

                  (f) Notices. Immediately upon any adjustment of the Conversion Price, the Company shall give written notice thereof to the Purchaser, setting forth in reasonable detail and certifying the calculation of such adjustment.

                  (g) Registration Rights. In the event of the issuance to the Purchaser of any Common Stock in connection with one or more conversions in whole or in part pursuant to Section 8 hereof, the Purchaser agrees that such Common Stock shall be subject to that certain Registration Rights Agreement between the Company and Purchaser dated as of the July 25 , 2003.

         (10)     General Provisions.

                  (a) Subject to the prior optional redemption of this Debenture pursuant to Section 6 hereof, the mandatory redemption of this Debenture pursuant to Section 7 or the conversion of this Debenture pursuant to
Section 8 hereof, the Company agrees to repay the entire amount of this Debenture in one lump sum on the Maturity Date.

                  (b) All payments by the Company hereunder and under the Debenture Purchase Agreement shall be made to the Purchaser at the Purchaser's principal office on or before 1:00 P.M., Pacific Standard Time, on the due date thereof in lawful money of the United States in immediately available funds. If any such payment is required to be made on a day, which is not a Business Day, such payment may be made on the next succeeding Business Day and such extension of time shall be included in the computation of interest with respect thereto. All such payments shall be made respective of, and without giving effect to, any right of setoff, counterclaim or deduction, which the Company may have.

                  (c) Notwithstanding any other term or condition of this Debenture, in the event that it becomes unlawful for the Purchaser to maintain this Debenture hereunder, then the Purchaser shall promptly notify the Company thereof and the Company shall, within fifteen (15) Business Days of such notice, prepay this Debenture, without penalty.

                  (d) In addition to any rights now or hereafter granted under applicable law or otherwise, and not by way of limitation of any such rights, upon the occurrence and during the continuance of any Event of Default, the Purchaser is hereby authorized at any time or from time to time, without demand, protest or other notice of any kind to the Company or to any other Person, any such notice being hereby expressly waived, to set off and to appropriate and apply any and all amounts at any time held or owing by the Purchaser to or for the credit or the account of the Company against and on account of the obligations of the Company to the Purchaser under this Debenture or under the Debenture Purchase Agreement, and all other claims of any nature or description arising out of or connected with this Debenture or the Debenture Purchase Agreement, irrespective of whether or not the Purchaser shall have made any demand hereunder and although said obligations, liabilities or claims, or any of them, shall be contingent or unmatured.

                  (e) The Purchaser shall not be under any obligation to marshal any assets in favor of the Company or any other party or against or in payment of any or all of the Obligations. To the extent the Purchaser receives any payment by or on behalf of the Company, which payment or any part thereof is subsequently invalidated, declared to be fraudulent or preferential, set aside or required to be repaid to the Company or its estate, trustee, receiver, custodian or any other party under any bankruptcy law, state or federal law, common law or equitable cause, then to the extent of such payment or repayment, the obligation or part thereof which has been paid, reduced or satisfied by the amount so repaid shall be reinstated by the amount so repaid and shall be included within the liabilities of the Company to the Purchaser as of the date such initial payment, reduction or satisfaction occurred.

                  (f) Except as otherwise expressly provided herein, all notices, requests and demands to or upon the respective parties hereto to be effective shall be in writing (including by telecopy), and shall be deemed to have been duly given or made when delivered by hand, or five (5) days after being deposited in the United States mail, postage prepaid, or, in the case of telecopy notice, when sent, or, in the case of a nationally recognized overnight courier service, one (1) Business Day after delivery to such courier service, addressed, in the case of each party hereto, at its address specified opposite its signature below, or to such other address as may be designated by any party in a written notice to the other parties hereto.

                  (g) This provisions of this Debenture shall be binding upon and inure to the benefit of the Company and the Purchaser, and their respective transferees, successors and assigns, except that neither party shall have the right to assign or transfer any right or interest herein or hereunder to a transferee other than an Affiliate of Purchaser or the Company without the other party's prior written consent.

                  (h) No failure or delay on the part of the Purchaser in exercising any right, power or privilege hereunder or under the Debenture Purchase Agreement and no course of dealing between the Company and the Purchaser or the holder of this Debenture shall operate as a waiver thereof; nor shall any single or partial exercise of any right, power or privilege hereunder or under the Debenture Purchase Agreement preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder or thereunder. The rights and remedies herein expressly provided are cumulative and not exclusive of any rights or remedies, which the Purchaser or the holder of this Debenture would otherwise have. No notice to or demand on the Company in any case shall entitle the Company to any other or further notice or demand in similar or other circumstances or constitute a waiver of the rights of the Purchaser or the holder of this Debenture to any other or further action in any circumstances without notice or demand.

                  (i) This Debenture and the Debenture Purchase Agreement and the rights and obligations of the parties hereunder and thereunder shall be construed and controlled by the laws of the State of Washington, and each party consents to exclusive jurisdiction and venue in the federal courts sitting in King County, Washington, unless no federal subject matter jurisdiction exists, in which case each party consents to exclusive jurisdiction and venue in the Superior Court of King County, Washington. Each party waives all defenses of lack of personal jurisdiction and forum non-conveniens. Process may be served on either party in the manner authorized by applicable law or court rule. In any action to enforce any right or remedy under this Debenture or the Debenture Purchase Agreement or to interpret any provision of such agreements, the prevailing party shall be entitled to recover its reasonable attorneys' fees, costs and other expenses.

                  (j) The headings of the sections, subsections, and paragraphs of this Debenture have been added for convenience only and shall not be deemed to be a part of this Debenture.

                  (k) If any term, provision, covenant or restriction of this Debenture is held by a board of arbitration or a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall use their best efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of those that may be hereafter declared invalid, illegal, void or unenforceable.

                  (l) Except as otherwise expressly set forth in this Debenture, any term of this Debenture may be amended and the observance of any term of this Debenture may be waived (either generally or in a particular instance and either retroactively or prospectively), with the written consent of the Company and the Purchaser. Any amendment or waiver effected in accordance with this Section shall be binding upon the Company and Purchaser. No waivers of or exceptions to any term, condition or provision of this Debenture, in any one or more instances, shall be deemed to be, or construed as, a further or continuing waiver of any such term, condition or provision.

                  (m) ORAL AGREEMENTS OR ORAL COMMITMENTS TO LOAN MONEY, EXTEND CREDIT, OR TO FORBEAR FROM ENFORCING REPAYMENT OF A DEBT ARE NOT ENFORCEABLE UNDER WASHINGTON LAW.

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                                      -14-

                              SIGNATURE PAGE TO THE
                     SENIOR REDEEMABLE CONVERTIBLE DEBENTURE
                            OF IMMERSION CORPORATION

         IN WITNESS WHEREOF, Immersion Corporation has caused its duly authorized officers to execute and deliver this Debenture as of the date first above written.

                                            COMPANY:

                                            IMMERSION CORPORATION

                                            By: ________________________________
                                                Name:
                                                Title:

                                                Address:
                                                     801 Fox Lane
                                                     San Jose, California 95131